File no: 0-29718

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02051450

PE 7-31-02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
AUG 15 2002
WASH. D.C. 155 SECTION

For the month of July, 2002

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
AUG 19 2002
THOMSON
FINANCIAL

LasVegasFromHome.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

July 12, 2002

The Company reports that it has accepted the resignations of Mr. Morden C. Lazarus and Mr. R. Ronald Sheppard both of Montreal, Quebec ("Messrs. Lazarus and Sheppard") from the Board of Directors of the Company effective as of July 10, 2002.

The Company is pleased to announce that Mr. Paul Gragtmans of Toronto, Ontario and Mr. Neil Spellman of San Diego, California ("Messrs. Gragtmans and Spellman") have joined the Company's Board of Directors filling the vacancy created by the resignations of Messrs. Lazarus and Sheppard.

Mr. Paul Gragtmans of Toronto, Ontario brings to the Company valuable on-line business development and marketing experience. Mr. Gragtmans has been involved in the technology industry for more than 20 years and over the last 2 years has specifically been immersed in the e-gaming industry.

Mr. Neil Spellman of San Diego, California brings considerable financial experience to the Company as a result of his involvement in the North American financial markets for over 20 years, most of which was with a major Wall Street Investment Banking firm.

The Company welcomes Messrs. Gragtmans and Spellman to the Company's Board of Directors and furthermore the Company is confident that Messrs. Gragtmans and Spellman shall contribute considerably towards the growth of the Company.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRjul12.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

   Las Vegas From Home.com Entertainment Inc. (the "Company")
   P.O. Box 10147
   #1460-701 West Georgia Street
   Vancouver, BC V7Y 1C6

2. Date of Material Change:

   July 12, 2002

3. News Release:

   News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

   The Company reports that it has accepted the resignations of Mr. Morden C. Lazarus and Mr. R. Ronald Sheppard both of Montreal, Quebec ("Messrs. Lazarus and Sheppard") from the Board of Directors of the Company effective as of July 10, 2002.

   The Company announced that Mr. Paul Gragtmans of Toronto, Ontario and Mr. Neil Spellman of San Diego, California ("Messrs. Gragtmans and Spellman") have joined the Company's Board of Directors filling the vacancy created by the resignations of Messrs. Lazarus and Sheppard.

   Mr. Paul Gragtmans of Toronto, Ontario brings to the Company valuable on-line business development and marketing experience. Mr. Gragtmans has been involved in the technology industry for more than 20 years and over the last 2 years has specifically been immersed in the e-gaming industry.

   Mr. Neil Spellman of San Diego, California brings considerable financial experience to the Company as a result of his involvement in the North American financial markets for over 20 years, most of which was with a major Wall Street Investment Banking firm.

   The Company welcomes Messrs. Gragtmans and Spellman to the Company's Board of Directors and furthermore the Company is confident that Messrs. Gragtmans and Spellman shall contribute considerably towards the growth of the Company.

5. Full Description of Material Change:

   See attached Schedule "A"

6. Senior Officer:

   Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

   The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 12th day of July, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

Chairman

c.c.: TSX Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27Jul12

SCHEDULE "A"

NEWS RELEASE

Symbols: LVH.TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

July 12, 2002

The Company reports that it has accepted the resignations of Mr. Morden C. Lazarus and Mr. R. Ronald Sheppard both of Montreal, Quebec ("Messrs. Lazarus and Sheppard") from the Board of Directors of the Company effective as of July 10, 2002.

The Company is pleased to announce that Mr. Paul Gragtmans of Toronto, Ontario and Mr. Neil Spellman of San Diego, California ("Messrs. Gragtmans and Spellman") have joined the Company's Board of Directors filling the vacancy created by the resignations of Messrs. Lazarus and Sheppard.

Mr. Paul Gragtmans of Toronto, Ontario brings to the Company valuable on-line business development and marketing experience. Mr. Gragtmans has been involved in the technology industry for more than 20 years and over the last 2 years has specifically been immersed in the e-gaming industry.

Mr. Neil Spellman of San Diego, California brings considerable financial experience to the Company as a result of his involvement in the North American financial markets for over 20 years, most of which was with a major Wall Street Investment Banking firm.

The Company welcomes Messrs. Gragtmans and Spellman to the Company's Board of Directors and furthermore the Company is confident that Messrs. Gragtmans and Spellman shall contribute considerably towards the growth of the Company.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")
P.O. Box 10147
#1460-701 West Georgia Street
Vancouver, BC V7Y 1C6

2. Date of Material Change:

July 18, 2002

3. News Release:

News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

The Company has adopted an Incentive Stock Option Plan under which 3,810,349 common shares in the capital of the Company have been reserved for issuance to Directors, Officers and Employees of the Company. At the Company's Annual General Meeting of Shareholders which was held on June 24, 2002, Shareholders of the Company approved the adoption of an Incentive Stock Option Plan in a form acceptable to the Company's Directors and the regulatory authorities.

The Incentive Stock Option Plan is subject to the approval of the regulatory authorities.

5. Full Description of Material Change:

See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 18th day of July, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

Chairman

c.c.: TSX Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27Jul12

SCHEDULE "A"

NEWS RELEASE

Symbols: LVH.TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

July 18, 2002

The Company has adopted an Incentive Stock Option Plan under which 3,810,349 common shares in the capital of the Company have been reserved for issuance to Directors, Officers and Employees of the Company. At the Company's Annual General Meeting of Shareholders which was held on June 24, 2002, Shareholders of the Company approved the adoption of an Incentive Stock Option Plan in a form acceptable to the Company's Directors and the regulatory authorities.

The Incentive Stock Option Plan is subject to the approval of the regulatory authorities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRjul18.DOC

NEWS RELEASE

Symbols: LVH.TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

July 18, 2002

The Company has adopted an Incentive Stock Option Plan under which 3,810,349 common shares in the capital of the Company have been reserved for issuance to Directors, Officers and Employees of the Company. At the Company's Annual General Meeting of Shareholders which was held on June 24, 2002, Shareholders of the Company approved the adoption of an Incentive Stock Option Plan in a form acceptable to the Company's Directors and the regulatory authorities.

The Incentive Stock Option Plan is subject to the approval of the regulatory authorities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRjul18.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date August 6, 2002 By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.